Mail Stop 3628
                                                               June 6, 2019

    Ryan Hershberger
    President
    Ford Credit Auto Lease Two LLC
    One American Road
    Dearborn, Michigan 48126

            Re:   Ford Credit Auto Lease Two LLC
                  CAB East LLC
                  CAB West LLC
                  Registration Statement on Form SF-3
                  Filed May 30, 2019
                  File Nos. 333-231819, 333-231819-01, and 333-231819-02

    Dear Mr. Hershberger:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
    551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance


    cc:     Nathan A. Herbert
            Ford Motor Credit Company LLC

            Joseph P. Topolski
            Katten Muchin Rosenman LLP